Exhibit 3.4
AMENDMENT TO BY-LAWS OF
A.M. CASTLE & CO.
     FURTHER RESOLVED, that the Board of Directors hereby amends and restates the following section of Article II of the Company’s By-Laws in its entirety as follows:
          Section 4. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the corporation’s charter, may be called by the chairman of the board or the president and shall be called by the president or the secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. Such request shall state the purpose or purposes of the proposed meeting. The secretary shall inform such stockholders of the reasonably estimated cost of preparing and mailing notice of the meeting and, upon payment to the corporation by such stockholders of such costs, the secretary shall give notice of the meeting as provided in Section 5. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding twelve months.
     FURTHER RESOLVED, that the Board of Directors hereby amends Article III, Section 2 of the Company’s By-Laws to add the following language at the end thereof:
          Any Director or Directors may be removed from office at any time at a meeting called expressly for that purpose, but only by the affirmative vote of the holders of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of Directors.

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